The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

May 4, 2011

Mr. Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3730
Fax Number: (703) 813-6981

Re:	Inventtech Inc.
Registration Statement on Form S-l
Filed March 24, 2011
File No. 333-173040

In response to your comment letter dated April 20, 2011, Inventtech Inc. (the “Company,” “Inventtech,” “we,” and “us”) has the following responses:

General

1.           We note that there are several business entities operating under the name "Inventtech," Please tell us whether you or any of your affiliates have any material relationships with any of these entities.

RESPONSE:

The Company has advised us that neither the Company nor any of its affiliates have any material relationships with any of the entities you reference.

Risk Factors

"Because we have not generated any revenue from business and we will need to raise funds in the near future...."

2.           In management's discussion and analysis and here, please include estimates of capital needs over the next 12 months and costs of becoming a reporting company.

RESPONSE:

The Company has updated its amended Registration Statement with the information you have requested.

Description of Business

Status of Software Development

3.           We note that you expect to have your website, database and software active and running by September 2011. Please revise to describe any efforts taken and progress made as of the date of this prospectus toward achieving these goals. Such description should clearly describe anticipated milestones, timeframes for completing milestones and any associated material costs. See Item 101(h)(4)(i) of Regulation S-K.

RESPONSE:

The Company has updated the filing with the information requested.

Industry Background

4.           To the extent that you have relied on any third-party reports in your assessment of your intended market, please provide copies of such reports supplementally. In this regard, we note that you cite research reports prepared by Morgan Stanley and Forrester Research. In order to expedite our review, any language from such reports that is used in your document should be highlighted, and you should include a cross-reference identifying the page of your registration statement where the language from the third-party reports is used.

RESPONSE:

We have supplementally sent you the materials requested, highlighted and cross referenced as requested.

5.           In addition, to the extent any third-party reports were used, please tell us if those reports were prepared for you as a part of your preparation of this registration statement.

RESPONSE:

None of the third party reports were prepared for the Company, either as part of or in connection with the Registration Statement or otherwise.

Management's Discussion and Analysis or Plan of Operation

Our target market

6.           Please revise your document to more clearly describe your target markets both at the time of the initial introduction of your product and going forward. Such description should discuss in more detail the type(s) of educational institutions and the specific geographic areas you intend to focus your marketing efforts.

RESPONSE:

The Company has revised the “Our Target Market” section to refer readers to the “Description of Business – Our Target Market” in the filing above, and to expand its disclosures as you have requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate